Exhibit 99.1

Kamada Announces Collaboration with Massachusetts General Hospital for
Proof of Concept Study Evaluating Benefit of Liquid Alpha-1 Antitrypsin on Liver
Preservation Prior to Transplantation

NESS ZIONA, Israel – February 21, 2017 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today a collaboration with Massachusetts General Hospital (MGH) to conduct a proof of concept study evaluating the potential benefit of the Company's Liquid Alpha-1 Antitrypsin (AAT) on liver preservation.  The study will be led by James F. Markmann M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School.

AAT has been found to have anti-inflammatory, tissue-protective, immune-modulatory, and anti-apoptotic properties in direct consequence of its underlying anti-protease capabilities. These properties may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines and proteases that are associated with organ transplantation rejection, including liver transplantation.  Liver preservation methods pre-transplant are improving due to advanced technologies.

The purpose of this study is to evaluate the effect of Kamada's Liquid AAT on graft quality and viability, as well as assess the graft for markers of Ischemia-Reperfusion Injury (IRI) caused to the liver.

"There remains a significant unmet need in reducing the mortality and re-transplantation rates associated with liver transplants, which in many cases are the result of IRI of the transplanted organ," said Dr. Markmann.  "While liver preservation methods have improved in recent years, advancements are still needed to improve patient care.  As MGH's liver transplant program is one of the largest in the world, this area of research is of particular interest to our institution, and we look forward to studying the mechanism of IRI in liver transplant and the potential of AAT in modifying ischemic response."

"We are delighted to work with MGH, a world-renowned institution that is consistently ranked as one of the top hospitals in the US, to conduct this proof of concept study," said Amir London, Kamada's Chief Executive Officer.  "Based on its known properties, we think AAT may have significant potential in IRI in the liver.  There are over 100,000 solid organ transplants conducted each year globally, of which over 20,000 are liver transplants.  As such, if AAT is demonstrated to improve graft quality in this study, Kamada intends to conduct a pivotal study in order to seek approval in liver preservation, which could also lead in the future to improved preservation of additional solid organ transplants, representing a potential market opportunity of over $500 million for Kamada's Liquid AAT."

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com